UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Malaysia Pro Guardian Security Management Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56108F109

(CUSIP Number)

Chuan Ann Chua

6B Jalan P15H, Preseint 15

62050 Putrajaya W.P, Putrajaya

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 56108F109
1		NAMES OF REPORTING PERSONS: Chuan Ann Chua

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:

Malaysia

	7	SOLE VOTING POWER:

NUMBER OF		35,000,000 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,000,000 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

35,000,000 shares of Common Stock

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.24%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.      Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the common stock of Malaysia Pro-Guardians Security Management Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 136-40 39th Avenue, Suite 6B, Garden Plaza Flushing, NY 11354.

Item 2.      Identity and Background.

This Schedule 13D is being filed on behalf of Chuan Ann Chua (the “Reporting Person”) with an address at 6B Jalan P15H, Preseint 15, 62050 Putrajaya W.P, Putrajaya. The present principle occupation of the Reporting Person is Director of Proguard Management Services Malaysia SDN, BHD. The Reporting Person is a resident of Malaysia.

      During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

      The Reporting Person acquired the shares of Common Stock of the Issuer in connection with the Employment Agreement between the between the Reporting Person and the Issuer.

Item 4.      Purpose of Transaction.

The Reporting Person acquired the shares of common stock of the Issuer pursuant to the terms and conditions of the aforementioned Employment Agreement. The Reporting Person owns a total of 35,000,000 shares of common stock of the Issuer. There are no material relationships between the Issuer or its affiliates and the Reporting Person, other than as described herein.

The Reporting Person has no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

 Item 5.      Interest in Securities of the Issuer.

     (a)      The Reporting Person owns 35,000,000 shares of Common Stock of the Issuer (constituting 48.24% of the Issuer’s issued and outstanding common stock).

     (b)      The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, the 35,000,000 shares of Common Stock of the Issuer of the Issuer that the Reporting Person owns.

     (c)      Transactions in the securities effected during the past sixty days: None.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)         The date on which the Reporting Person ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreements described in Item 4 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.      Material to Be Filed as Exhibits.

  Copies of all agreements referenced herein can be found at www.sec.gov in the filings of Malaysia Pro-Guardians Security Management Corporation.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2015	Chuan Ann Chua
/s/ Chuan Ann Chua

EMPLOYMENT AGREEMENT

AGREEMENT dated as of the 19th day of August, 2014, by and among Malaysia Pro Guardian Security Management Corp., a Nevada corporation with its principal office at 136-20 38th Ave. Unit 3G, Flushing, NY 11354 (the “Company”), and Chuan Ann Chua, an individual residing at 136-40 39th Ave, Garden Plaza 6B, Flushing, New 11354 (“Executive”).

W I T N E S S E T H:

WHEREAS, the Company desires to engage Executive to serve as its director subject to the terms of this Agreement;

NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement, the parties agree as follows:

1. Employment and Duties.

(a) Subject to the terms and conditions hereinafter set forth, the Company hereby employs Executive as its director during the Term, as hereinafter defined.

(b) The “Term” shall mean the period commencing on the date of this Agreement and terminating on August 18, 2019, unless otherwise terminated as provided in this Agreement.

2. Executive’s Performance. Executive hereby accepts the employment contemplated by this Agreement. During the Term, Executive shall perform his duties diligently, in good faith and in a manner consistent with the best interests of the Company.

3. Compensation. For his services during the Term, the Company shall pay Executive a salary (“Salary”) of $70,000 for the twelve month Term of this Agreement. The company will issue total 35,000,000 shares at $0.002 per shares for his service.

4. Reimbursement of Expenses. The Company shall reimburse Executive, upon presentation of proper expense statements, for all authorized, ordinary and necessary out-of-pocket expenses reasonably incurred by Executive during the Term in connection with the performance of his services pursuant to this Agreement in accordance with the Company’s expense reimbursement policy. Any expense of $100 or more shall require the prior approval of the Company. Although it is not expected that Executive will be required to take overseas travel during the Term, in the event that he is requested to travel overseas, the Company will pay coach fare.

5. Termination of Employment. This Agreement and Executive’s employment pursuant to this Agreement may be terminated by the Executive or the Company on not less than 10 days’ written notice. In the event of termination, the Company shall pay Executive his Salary to the date of termination, prorated for partial months.

6. Trade Secrets and Proprietary Information.

(a) Executive recognizes and acknowledges that the Company, through the expenditure of considerable time and money, has developed and will continue to develop in the future confidential information. “Confidential information” shall mean all information of a proprietary or confidential nature relating to Covered Persons, including, but not limited to, such Covered Person’s trade secrets or proprietary information, confidential know-how, and marketing, services, products, business, research and development activities, inventions and discoveries, whether or not patentable, and information concerning such Covered Person’s services, business, customer or client lists, proposed services, marketing strategy, pricing policies and the requirements of its clients and relationships with its lenders, suppliers, licensors, licensees and others with which a Covered Person has a business relationship, financial or other data, technical data or any other confidential or proprietary information possessed, owned or used by the Company, the disclosure of which could or does have a material adverse effect on the Company, its businesses, any business in which it proposes to engage. Executive agrees that he will not at any time use or disclose to any person any confidential information relating to Company; provided, however, that nothing in this Section 6(a) shall be construed to prohibit Executive from using or disclosing such information if he can demonstrate that such information (i) became public knowledge other than by or as a result of disclosure by a person not having a right to make such disclosure or (ii) was disclosure that was authorized by the Company. The term “Covered Person” shall include the Company, any subsidiaries and affiliates and any other person who provides information to the Company pursuant to a secrecy or non-disclosure agreement.

(b) In the event that any confidential information is required to be produced by Executive pursuant to legal process (including judicial process or governmental administrative subpoena), Executive shall give the Company notice of such legal process within a reasonable time, but not later than ten business days prior to the date such disclosure is to be made, unless Executive has received less notice, in which event Executive shall immediately notify the Company. The Company shall have the right to object to any such disclosure, and if the Company objects (at the Company’s cost and expense) in a timely manner so that Executive is not subject to penalties for failure to make such disclosure, Executive shall not make any disclosure until there has been a court determination on the Company’s objections. If disclosure is required by a court order, final beyond right of review, or if the Company does not object to the disclosure, Executive shall make disclosure only to the extent that disclosure is required by the court order, and Executive will exercise reasonable efforts at the Company’s expense, to obtain reliable assurance that confidential treatment will be accorded the confidential information.

(c) Executive shall, upon expiration or termination of the Term, or earlier at the request of the Company, turn over to the Company or destroy all documents, papers, computer disks or other material in Executive’s possession or under Executive’s control which may contain or be derived from confidential information. To the extent that any confidential information is on Executive’s hard drive or other storage media, he shall, upon the request of the Company, cause either such information to be erased from his computer disks and all other storage media or otherwise take reasonable steps to maintain the confidential nature of the material.

(d) Executive further realizes that any trading in Company’s common stock or other securities or aiding or assisting others in trading in Company’s common stock or other securities, including disclosing any non-public information concerning Company or its affiliates to a person who uses such information in trading in the Company’s common stock or other securities, may constitute a violation of federal and state securities laws. Executive will not engage in any transactions involving the Company’s common stock or other securities while in the possession of material non-public information in a manner that would constitute a violation of federal and state securities laws and shall not disclose any material non-public information except pursuant to a confidentiality agreement approved by the Company’s chief executive officer.

(e) For the purposes of Sections 6, 7 and 8 of this Agreement, the term “Company” shall include the Company, and any subsidiaries and affiliates.

7. Covenant Not To Solicit or Compete.

(a) During the period from the date of this Agreement until one year following the date on which Executive’s employment is terminated, Executive will not, directly or indirectly:

(i) persuade or attempt to persuade any person which is or was a customer, client or supplier of the Company to cease doing business with the Company, or to reduce the amount of business it does with the Company (the terms “customer” and “client” as used in this Section 7 to include any potential customer or client to whom the Company submitted bids or proposals, or with whom the Company conducted negotiations, during the term of Executive’s employment or consulting relationship hereunder or during the twelve (12) months preceding the termination of his employment or consulting relationship, as the case may be);

(ii) solicit for himself or any other person other than the Company the business of any person which is a customer or client of the Company, or was a customer or client of the Company within one (1) year prior to the termination of his employment or consulting relationship;

(iii) persuade or attempt to persuade any employee of the Company, or any individual who was an employee of the Company during the one (1) year period prior to the termination of this Agreement, to leave the Company’s employ, or to become employed by any person in any business, which directly competes with the business of the Company as it is engaged in at the time of the termination of this Agreement; provided, however, that nothing in this Section 7 shall be construed to prohibit the Executive from owning an interest of not more than five (5%) percent of any public company engaged in such activities.

(b) Executive will not, during or after the Term, make any disparaging statements concerning the Company, its business, officers, directors and employees that could injure, impair, damage or otherwise affect the relationship between the Company, on the one hand, and any of the Company’s employees, suppliers, customers, clients or any other person with which the Company has or may conduct business or otherwise have a business relationship of any kind and description; provided, however, that this sentence shall not be construed to prohibit either from giving factual information required to be given pursuant to legal process, subject to the provisions of Section 6(b) of this Agreement. The Company will not make any disparaging statements concerning Executive. This Section 7(b) shall not be construed to prohibit the either party from giving factual information concerning the other party in response to inquiries that such party believes are bona fide.

(c) The Executive acknowledges that the restrictive covenants (the “Restrictive Covenants”) contained in Sections 6 and 7 of this Agreement are a condition of his employment and are reasonable and valid in geographical and temporal scope and in all other respects. If any court determines that any of the Restrictive Covenants, or any part of any of the Restrictive Covenants, is invalid or unenforceable, the remainder of the Restrictive Covenants and parts thereof shall not thereby be affected and shall remain in full force and effect, without regard to the invalid portion. If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable because of the geographic or temporal scope of such provision, such court shall have the power to reduce the geographic or temporal scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable.

(d) Nothing in this Section 7 shall be construed to prohibit Executive from owning a passive, non-management interest of less than 5% in any public company that is engaged in activities prohibited by this Section 7.

8. Injunctive Relief. Executive agrees that his violation or threatened violation of any of the provisions of Sections 6 or 7 of this Agreement shall cause immediate and irreparable harm to the Company. In the event of any breach or threatened breach of any of said provisions, Executive consents to the entry of preliminary and permanent injunctions by a court of competent jurisdiction prohibiting Executive from any violation or threatened violation of such provisions and compelling Executive to comply with such provisions. This Section 8 shall not affect or limit, and the injunctive relief provided in this Section 8 shall be in addition to, any other remedies available to the Company at law or in equity or in arbitration for any such violation by Executive. The provisions of Sections 6, 7 and 8 of this Agreement shall survive any termination of this Agreement and Executive’s employment relationship pursuant to this Agreement.

9. Indemnification. The Company shall provide Executive with payment of legal fees and indemnification to the maximum extent permitted by the Company’s certificate of incorporation, by-laws and applicable law.

10. Representations by the Parties.

(a) Executive represents, warrants, covenants and agrees that he has a right to enter into this Agreement, that he is not a party to any agreement or understanding, oral or written, which would prohibit performance of his obligations under this Agreement, and that he will not use in the performance of his obligations hereunder any proprietary information of any other party which he is legally prohibited from using.

(b) The Company represents, warrants and agrees that it has full power and authority to execute and deliver this Agreement and perform its obligations hereunder.

11. Miscellaneous.

(a) Any notice, consent or communication required under the provisions of this Agreement shall be given in writing and sent or delivered by hand, overnight courier or messenger service, against a signed receipt or acknowledgment of receipt, or by registered or certified mail, return receipt requested, or telecopier or similar means of communication if receipt is acknowledged or if transmission is confirmed by mail as provided in this Section 11(a), to the parties at their respective addresses set forth at the beginning of this Agreement, with notice to the Company being sent to the attention of the individual who executed this Agreement on its behalf. Any party may, by like notice, change the person, address or telecopier number to which notice is to be sent.

(b) This agreement shall be governed by the laws of the State of New York applicable to agreements executed and to be performed wholly within such state, without regard to principles of conflicts of laws.

(c) If any term, covenant or condition of this Agreement or the application thereof to any party or circumstance shall, to any extent, be determined to be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant or condition to parties or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant or condition of this Agreement shall be valid and be enforced to the fullest extent permitted by law, and any court having jurisdiction may reduce the scope of any provision of this Agreement, including the geographic and temporal restrictions set forth in Section 7 of this Agreement, so that it complies with applicable law.

(d) This Agreement constitutes the entire agreement of the Company and Executive as to the subject matter hereof, superseding all prior or contemporaneous written or oral understandings or agreements, including any and all previous employment agreements or understandings, all of which are hereby terminated, with respect to the subject matter covered in this Agreement. This Agreement may not be modified or amended, nor may any right be waived, except by a writing which expressly refers to this Agreement, states that it is intended to be a modification, amendment or waiver and is signed by both parties in the case of a modification or amendment or by the party granting the waiver. No course of conduct or dealing between the parties and no custom or trade usage shall be relied upon to vary the terms of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(e) No party shall have the right to assign or transfer any of its or his rights hereunder except that the Company’s rights and obligations may be assigned in connection with a merger of consolidation of the Company or a sale by the Company of all or substantially all of its business and assets.

(f) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, executors, administrators and permitted assigns.

(g) The headings in this Agreement are for convenience of reference only and shall not affect in any way the construction or interpretation of this Agreement.

(h) This Agreement may be executed in counterparts, each of which when so executed and delivered will be an original document, but both of which counterparts will together constitute one and the same instrument.

[Signatures on following page]

 IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Malaysia Pro Guardian Security Management Corp.

By: /s/ Yung Kong Chin

Name: Yung Kong Chin

Title: Chief Executive Officer and Chief Financial Officer

EXECUTIVE:

/s/ Chuan Ann Chua

      Chuan Ann Chua

AMENDMENT

This amendment (the “Amendment”) to that Employment Agreement dated August 19, 2014 (the “Agreement”) by and between, Malaysia Pro Guardian Security Management Corp., a Nevada corporation with its principal office at 136-20 38th Ave. Unit 3G, Flushing, NY 11354 (“Malaysia Pro”), and Chuan Ann Chua, an individual residing at 136-40 39th Ave, Garden Plaza 6B, Flushing, New 11354 (“Executive”).

RECITALS

WHEREAS, Malaysia Pro and the Executive are parties to the Agreement.

WHEREAS, the Parties recently discovered an error in the Agreement such that the parties desire to amend the Agreement to more accurately describe the understanding of the parties pursuant to this Amendment.

NOW THEREFORE, in consideration of the promises set forth below, the value and sufficiency of which are hereby acknowledged by the Parties, the Parties agree as follows:

1.                  Amendment to definition of the term “Company.” It is acknowledged, agreed and understood that Proguard Management Services Malaysia SDN, BHD., a corporation organized in Malaysia (“Proguard”), is a subsidiary of Malaysia Pro. It is also acknowledged, agreed and understood that the intention of the parties was that the Executive is to serve as director of Proguard and not Malaysia Pro. The Agreement is amended to reflect that Proguard shall be deemed the “Company” pursuant to the Agreement and be defined in the Agreement as the “Company.” Proguard shall only deemed to have executed the Agreement as it relates to the issuance of shares provided in the Agreement.

2.                  Amendment to Section 3. Section 3 of the Agreement is hereby deleted and replaced with the following:

“3. Compensation. For his services during the Term, the Company shall pay Executive a salary (“Salary”) of $70,000 for the twelve month Term of this Agreement. Malaysia Pro Guardian Security Management Corp., a Nevada corporation (parent of the Company) will issue the Executive 35,000,000 shares of its common stock at $0.002 per shares for his services hereunder.”

3.	Representations of Executive.

3.1 Executive has all requisite legal capacity to execute, deliver and perform this Amendment and the transactions hereby contemplated.

3.2 Each of the representations and warranties made by Executive in the Agreement remain true and correct as if they were made as of the date hereof.

3.3 Executive is a sophisticated investor with substantial net worth and experience in making investments of this nature and is an “accredited investor,” as defined in Rule 501 of Regulation D under the Act, and understands and accepts the risks in accepting shares of common stock with restrictive legend in lieu of cash compensation. Executive is familiar with the business and operations of Malaysia Pro. Executive has reviewed the filings of Malaysia Pro with the Securities and Exchange Commission and had an opportunity to ask questions, and receive satisfactory answers from Malaysia Pro.

4. Construction. The Parties have participated jointly in the negotiation drafting of this Amendment. Any event in ambiguity or question of intent or interpretation arises, this Amendment shall be constructed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Amendment. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to referred to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word “including” shall mean “including without limitation.”

5. Miscellaneous. Except as set forth herein, the Agreement shall remain in full force and effect and shall be otherwise unaffected by this Amendment. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Note to be duly executed and attested, all as of the day and year first above written.

Malaysia Pro Guardian Security Management Corp.

By:  /s/ Hua Fung Chin

Proguard Management Services Malaysia SDN, BHD

By: /s/ Chuan Ann Chua